                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                (AMENDMENT NO. 2)


                                Harte-Hanks, Inc.
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                                (Name of Issuer)

                          Common Stock, Par Value $1.00
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                         (Title of Class of Securities)

                                    416196103
                  ---------------------------------------------
                                 (CUSIP Number)

                                David L. Copeland
                                   Sipco, Inc.
                                273 Walnut Street
                              Abilene, Texas 79601
                                 (915) 676-7724
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       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                February 14, 2000
   --------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box . [ ]

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 5 pages)

---------------
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D

-----------------------------                     ------------------------------
CUSIP NO. 416196 10 3                                          PAGE 2 OF 5 PAGES
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1       NAME OF REPORTING PERSON
        S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
        DAVID L. COPELAND
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [ ]

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3       SEC USE ONLY

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4       SOURCE OF FUNDS
        NOT APPLICABLE

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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [ ]
        NOT APPLICABLE

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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        TEXAS

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NUMBER OF                    7    SOLE VOTING POWER
SHARES                            7,398,898
BENEFICIALLY                 ---------------------------------------------------
OWNED BY                     8    SHARED VOTING POWER
EACH                              969,150
REPORTING                    ---------------------------------------------------
PERSON                       9    SOLE DISPOSITIVE POWER
WITH                              7,398,898
                             ---------------------------------------------------
                             10   SHARED DISPOSITIVE POWER
                                  969,150
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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        8,368,048

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12      CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        12.2%

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14      TYPE OF REPORTING PERSON

        IN

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
ITEM 1.  SECURITY AND ISSUER

The class of securities to which this statement relates is the common stock, $1.00 par value (the "Common Stock") of Harte-Hanks, Inc., a Delaware corporation (the "Issuer"), the principal executive offices of which are located at 200 Concord Plaza Drive, Suite 800, San Antonio, Texas 78216.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)-(c)

                                      PRINCIPAL                                BUSINESS
                   NAME               OCCUPATION         EMPLOYER              ADDRESS
                   ----               ----------         --------              --------
          David L. Copeland           Investment        SIPCO, Inc.          273 Walnut Street

         (d)      None.

         (e)      None.

         (f)      U.S.A.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

With respect to the acquisition of beneficial ownership of shares in excess of five percent, Mr. Copeland was named the trustee of the Andrew B. Shelton Revocable Trust upon the death on January 16, 1997 of settlor, Andrew B. Shelton. The trust became irrevocable upon the death of Mr. Shelton.

ITEM 4.  PURPOSE OF TRANSACTION

Mr. Copeland's holdings are primarily a product of his appointment as trustee for several trusts and as custodian for his children's share holdings. On February 11, 2000, he held 43,402 shares for his own account.

Mr. Copeland has no plans or proposals which relate to or would result in the occurrence of the events described in Items 4(a) - 4(j).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Mr. Copeland beneficially owns 8,368,048 shares of the Common Stock, which represents approximately 12.2% of the outstanding Issuer Common Stock. Mr. Copeland has a pecuniary interest in 43,402 shares of Issuer Common Stock, less than one percent of the outstanding Issuer Common Stock.




                               Page 3 of 5 pages

         (b) Mr. Copeland has sole voting and dispositive power with respect to the 7,398,898 shares of the Issuer Common Stock and shared voting and disposable power with respect to 969,150 shares of Issuer Common Stock.

         (c)      None.

         (d) With respect to 8,368,048 shares of Issuer Common Stock deemed to be owned by Mr. Copeland, various persons, who are beneficiaries of 25 separate trusts for which Mr. Copeland serves as trustee, have the right to receive dividends or the proceeds of sale of the securities reported hereunder. Mr. Copeland is also a director of the Shelton Family Foundation, a non-profit corporation, which holds 110,000 shares. In addition, he is custodian for his two children's accounts that together hold 17,200 shares. Mr. Copeland has no pecuniary interest in any of the trusts.

         (e)      Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Mr. Copeland serves as sole trustee for the following trusts:

                  1. Andrew B. Shelton Revocable Trust (now irrevocable due to the death of Mr. Shelton) (6,857,696 shares)

                  2.       Ruby W. Shelton Marital Trust (257,850 shares)

                  3.       John Robert Tucker Trust (61,750 shares)

                  4.       Thomas A. Tucker Trust (75,700 shares)

                  5.       Albert R. Tucker Trust (80,400 shares)

                  6.       Kelli Danielle Trust (200 shares)

                  7.       Brandi Andrade Trust (200 shares)

                  8.       Marshall Durham, Jr. 1998 Trust (1,500 shares)

                  9.       Elizabeth Davies 1998 Trust (1,500 shares)

                  10.      Michael and Brenda Tschaar 1998 Trust (1,500 shares)

                  Mr. Copeland serves as co-trustee with Larry D. Franklin on the following trusts:

                  1.       Andrew David Durham 1989 Trust (240,000 shares)

                  2.       Wendy Hanks Durham 1989 Trust (240,000 shares)

                  3.       Carol Christine Nichols 1989 Trust (240,000 shares)

                  Mr. Copeland serves as co-trustee with Ruby W. Shelton on the following trusts:

                  1.       Gary Southard Trust (32,300 shares)

                  2.       Deborah Caudle Trust (50,000 shares)

                  3.       Deana Rainey Rudolph Trust (40,000 shares)

                  Mr. Copeland serves as co-trustee with Elizabeth Davies on the following trusts:

                  1.       Scott Davies 1998 Trust (2,200 shares)


                               Page 4 of 5 pages

                  2.       Christopher Davies 1998 Trust (2,200 shares)

                  Mr. Copeland serves as co-trustee with Marshall Durham, Jr. on the following trusts:

                  1.       Kimberly Durham 1998 Trust (2,200 shares)

                  2.       Tiffany Durham 1998 Trust (2,200 shares)

                  3.       Marshall Durham, III 1998 Trust (2,200 shares)

                  Mr. Copeland serves as co-trustee with W. Robert Mote on the following trusts:

                  1.       David Mote 1998 Trust (1,500 shares)

                  2.       Robert Mote 1998 Trust (1,500 shares)

                  Mr. Copeland serves as co-trustee with Donald McDonald on the following trust:

                  1.       Anne McDonald 1998 Trust (2,200 shares)

                  Mr. Copeland serves as co-trustee with Gary Southard on the following trust:

                  1.       Genea Southard Harbuck 1998 Trust (650 shares)

                  Mr. Copeland serves as a director with Larry Franklin, Sharon Hoffman, Sindy Durham, Ruby Shelton, and Stanley Wilson for the following non-profit corporation:

                  1.       Shelton Family Foundation (110,000)

To the best knowledge of the undersigned, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Not Applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated as of February 14, 2000.

                                                  By: /s/ David L. Copeland
                                                     ---------------------------
                                                     David L. Copeland





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